Sunrise Securities Corp.
600 Lexington Ave,
23rd Floor,
New York, NY. 10022

August 8, 2014

VIA EDGAR

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	DanDrit Biotech USA, Inc. Registration Statement on Form S-1 filed on February 14, 2014, as amended File No. 333-193965

Ladies and Gentlemen:

Pursuant to Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 promulgated thereunder, the undersigned, as the placement agent for the above-captioned proposed offering, joins the acceleration request of DanDrit Biotech USA, Inc. and hereby requests acceleration of the effective date of the above-captioned Registration Statement to 4:00p.m., Eastern Daylight Time, on August 12, 2014 or as soon thereafter as practicable.

In connection with this request, the undersigned acknowledges as follows:

•
should the Securities and Exchange Commission (“SEC”) or the staff of the SEC, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
the action of the SEC or the staff of the SEC, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The undersigned is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities referred to in the captioned registration statement.

We received a verbal confirmation from the Financial Industry Regulatory Authority (“FINRA”) on July 8, 2014, to the effect that FINRA has no objection to the underwriting compensation arrangements and anticipate receiving a hard copy version prior to the initial closing of the above-captioned proposed offering.

Copies of the Preliminary Prospectus dated August 8, 2014 have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours before it is expected confirmations will be mailed. The undersigned will comply with Rule 15c2-8 under the 1934 Act.

In connection with the foregoing, please be advised that the undersigned expects to distribute approximately 347 copies of the Preliminary Prospectus dated August 8, 2014.

Very truly yours,

Sunrise Securities Corp.

By:	/s/ Marcia Kucher
Name:	Marcia Kucher
Title:	CFO